Exhibit 99.5

UNDERTAKING

TO:	Ontario Securities Commission, as Principal Regulator

RE:	Algonquin Power & Utilities Corp. (the “Corporation”) – Final Short Form Prospectus dated February 22, 2016 (the “Prospectus”)

In accordance with Section 4.2(a)(x) of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”), the Corporation hereby undertakes to file on SEDAR with the Ontario Securities Commission, promptly upon execution, and in no event later than seven days following such execution, a copy of the applicable Instalment Receipt Agreement (as defined in the Prospectus) and the applicable Indenture (as defined in the Prospectus) entered into in connection with the public offering of 5.00% convertible unsecured subordinated debentures represented by instalment receipts pursuant to the Prospectus.

In accordance with Section 4.2(a)(x.1) of NI 44-101, the Corporation hereby undertakes to file with the Ontario Securities Commission, promptly upon becoming effective, and in no event later than seven days after becoming effective, a copy of any document of the type described in Section 4.2(a)(iii) of NI 44-101 which does not need to be executed in order to become effective and has not become effective before the filing of the Prospectus, but will become effective on or before the completion of the distribution.

DATED at Oakville, Ontario this 22nd day of February, 2016.

ALGONQUIN POWER & UTILITIES CORP.

Per:	(Signed) “Ian Robertson”
Name: Ian Robertson
Title: Chief Executive Officer